UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 21, 2019, announcing preliminary financial results for the quarter ended March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: May 31, 2019	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL)

Earnings Release

Reports preliminary Q1 2019 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, May 21, 2019. Ship Finance International Limited (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2019.

Highlights

•	61st consecutive quarterly dividend declared, $0.35 per share

•	Reported net income of $33.6 million, or $0.31 per share for the first quarter

•	Received charter hire of $160 million in the quarter from our vessels and rigs, including approximately $1 million of profit share from three VLCCs

•	More than 60% of charter hire from vessels on time charters

•	Added more than $170 million increase in contracted future charter hire in connection with charter extensions on existing vessels

Selected key data - Three months ended March 31, 2019

	Company (excluding 100% owned associates)	100% owned associates
Long term charter hire(1)	$111 million	$33 million
Short term charter hire(1)	$16 million	—
Total charter hire(1)	$127 million	$33 million
Adjusted EBITDA(2)	$92 million	$33 million

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment: "Our $3.8 billion fixed rate contracted charter backlog supports our continued ability to generate strong cash flows and pay dividends to our shareholders. We have already addressed most of the debt maturities until mid 2020 and secured new long term financings at very attractive terms.

The last 12 months have been very active, and our strong liquidity position and balance sheet management supports continued growth in asset base and contracted charter backlog. We have been actively evaluating investment opportunities and expect to see new projects materialize later this year."

(1) Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional income billable including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year and short term charter hire relates to contracts undertaken for a period less than one year including voyage charters.

(2) Adjusted EBITDA is a non-GAAP measure. For more details please see Appendix 1.

Dividends and Results for the Quarter ended March 31, 2019
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around June 28, to shareholders on record as of June 11, and the ex-dividend date on the New York Stock Exchange will be June 10, 2019.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $116.5 million in the first quarter of 2019. This number is lower than actual earned charter hire as it excludes $9.9 million of lease hire accounted for as ‘repayment of investment in finance leases’ not reflected in the income statement. In addition, our 100% owned subsidiaries which are classified as ‘investment in associates’ for accounting purposes, received charter hire of $32.7 million for the quarter which is not included in the U.S GAAP operating revenue number above.

SFL recorded a $10.5 million gain on mark-to-market movement on our equity securities investments, and a $2.0 million loss related to mark-to-market movement on interest and currency hedging derivatives. In addition there were other non-cash expenses of approximately $4.2 million in the quarter, including amortization of deferred charges.

Reported net operating income pursuant to U.S. GAAP for the quarter was $51.3 million, or $0.48 per share, and reported net income was $33.6 million, or $0.31 per share.

Business Update
As of March 31, 2019, the fixed rate charter backlog from the Company’s fleet of 86 vessels and rigs was approximately $3.8 billion, with an average remaining charter term of over 5 years, or more than 8.3 years if weighted by charter revenue.
Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such repurchase options will increase capital available to be deployed for new investments. Additionally, several charters include a profit sharing feature that may increase our future operating results.
SFL’s vessels are either contracted on time charters or in the spot market where we perform technical and commercial operation of the vessels, or alternatively, on bareboat charters where the Company’s customers are responsible for technical and operational management. In Q1 2019, approximately 62% of SFL’s charter hire was derived from vessels on time charters or in the spot market where SFL provides technical operations.

Liner
SFL has a fleet of 45 container vessels and two car carriers. All our container vessels are employed on long term fixed rate charters. The liner fleet generated approximately $81.4 million in charter hire in Q1 2019. Of this amount, approximately 67% was derived from time chartered vessels and approximately 33% from bareboat charters.
The last of three 10,600 TEU container vessels on long term charter to Maersk Line had its first full quarter of hire in Q1 2019. These vessels generated an EBITDA of approximately $10.3 million in the quarter and are chartered out for a minimum period of six years.
The two 19,400 TEU container vessels the Company took delivery of in December 2018 also had their first full quarter of hire in Q1 2019 and generated an EBITDA of approximately $7.8 million. The vessels are chartered out for a period of 15 years to MSC, the world’s second largest container line.
In February 2019, we entered into agreements to extend the charters for two 5,800 TEU container vessels by five years and added purchase obligations at the end of the respective charters. We also extended four of our 4,100 TEU container vessels’ charters by two years. Subsequent to quarter end, we agreed to extend the charters of four 8,700 TEU container carriers until 2024 and 2025, and we also entered into 12-month charter agreements for our two car carriers. These agreements added more than $170 million to the fixed rate charter backlog.

Tankers
SFL has nine crude oil, product and chemical tankers, most of which are employed on long term charters. The vessels generated $18.3 million in charter hire in Q1 2019, including profit share contribution. Of this amount, 96% was derived from time or voyage chartered vessels.
In the first quarter the crude oil tanker rates benefitted from the strong Q4 markets and good charter coverage. Rates across the sectors fell slightly through the quarter, a result of significant number of newbuildings being delivered. Rates picked up again in March but have softened subsequent to quarter end. Despite the relatively soft market, the share prices of many tanker companies have surged lately. The effect of the IMO 2020 implementation is expected to drive both increased demand and tightening supply, and market analysts expect a positive sentiment going into Q3 and Q4.
The crude oil tankers chartered to Frontline Shipping Limited ("FSL") earned approximately $27,600 on average per day in Q1 2019, compared to $28,600 per day in the previous quarter. This is in excess of the base charter rate of $20,000 per day, and a profit share of approximately $1.0 million was earned in Q1 2019.
The average daily time charter equivalent rate from the Company’s two modern Suezmax tankers was approximately $25,700 in Q1 2019, compared to $17,500 in the previous quarter. The vessels are trading in a pool arrangement with two sister vessels owned by Frontline Ltd.

Offshore
SFL owns three drilling rigs and five offshore support vessels. All these assets are employed on bareboat charters and generated $33.3 million in charter hire in Q1 2019.
The three drilling rigs are chartered to fully guaranteed affiliates of Seadrill Limited ("Seadrill"), who has sub-chartered the harsh environment jack-up rig West Linus to ConocoPhillips until the end of 2028. The harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters in the North Sea, while the semi-submersible rig West Taurus is currently in lay up in Spain.
As part of the restructuring of Seadrill in 2018, SFL agreed to temporarily reduce charter hire by 30% until 2022, with a catch up thereafter. In the meantime SFL will continue to generate strong net cash flow from these assets due to significantly reduced leverage and corresponding lower debt service costs.
The five offshore support vessels in our fleet are chartered to a subsidiary of Solstad Offshore ASA ("Solstad"). The market for offshore support vessels is very challenging, and the vessels remain in lay up. In April 2019, Solstad announced standstill agreements with multiple lenders and other stakeholders until the end of June 2019, and commenced discussions to restructure its balance sheet.

Dry Bulk
The Company owns 22 dry bulk carriers, 13 of which are employed on long term charters and nine of which are trading in the spot market. All of the charter revenues for SFL’s dry bulk carriers are derived from time and voyage charters, and SFL generated $27.1 million in charter hire from the dry bulk vessels in Q1 2019.
Dry bulk rates and chartering activity was significantly impacted during the first quarter of 2019 with the Vale tailings dam collapse in January and disruption to Chinese coal imports. In addition, the continued uncertainty related to world trade in the wake of the US - China tariffs have had a negative impact on the market.
The Company has seven Handysize vessels between 32,000 and 34,000 dwt employed in the spot market. These vessels earned average time charter equivalent rates of approximately $5,900 per day in Q1 2019, compared to $8,500 in the previous quarter. Two 57,000 dwt Supramax dry bulk carriers are also exposed to the short term market through a pool arrangement and generated daily earnings of $7,000 in Q1 2019 on a time charter equivalent basis.

New Maritime Regulations - IMO 2020
In connection with new maritime regulations focused on reducing pollution at sea, vessels will have to be upgraded with exhaust gas scrubbers in order to be able to continue using lower cost high sulphur fuel oil (HSFO) from 2020. The alternative is to use more expensive low-sulphur fuel (LSFO). Depending on vessel size and scrubber configuration, a scrubber installation may cost from $2.5 - $7 million.
For vessels on bareboat and time charter, our customers pay for the fuel and will therefore benefit from the savings in fuel cost by installing a scrubber, unless we agree to a profit share arrangement. For vessels in the spot market, the benefit will go to us. Given the added revenue potential for vessels with this equipment, we also expect that it will positively impact vessel valuation. Currently 25 vessels in our fleet are scheduled to be upgraded with scrubbers, primarily in the container sector, but also on larger crude oil tankers and dry bulk vessels.
For the vessels on long term charters, most of these investments will be covered by our charterers, but in some instances we may look at funding such investments against an adjustment to the charter rate generating return on our capital. We may also look at a profit sharing model, where we fund all or a part of the installation in exchange for an appropriate share of the gains of using lower-cost fuel. We have also agreed to install scrubbers for our own cost and benefit on our two Suezmax crude oil tankers.
Currently, our capital commitments are limited to $26 million, but we have ongoing discussions with some of our customers to potentially fund scrubber upgrades on a number of additional vessels. Given the increased charter hire from these vessels, we believe a significant portion of the investments can be financed, and thereby limit our own net investments.

Financing and Capital Expenditure
As of March 31, 2019, SFL had approximately $164 million of cash and cash equivalents, including cash held in 100% owned non-consolidated subsidiaries. In addition, the Company had marketable securities of approximately $96 million, based on market prices at the end of the quarter. This includes 11 million shares in Frontline Ltd. and financial investments in secured bonds and other securities.
SFL had five debt free vessels at the end of Q1 2019 with a combined charter free value of approximately $46 million, based on average broker appraisals.
During Q1 2019, $104 million of bank financing was arranged for existing vessels, increasing the cash position by $73 million net. These vessels include three VLCCs, three Supramax dry bulk carriers and two car carrier vessels.
In January 2019, the Company repurchased $3.4 million of its $164m convertible notes due 2023 at a discount. The net outstanding amount under the note after the repurchase is $148 million.
In March 2019, SFL paid approximately $124 million to settle a NOK-denominated bond loan issued in 2014, including related cross-currency and interest rate swaps. This was funded from the Company’s available liquidity. SFL has been a repeat issuer in this market, and may revert if terms are deemed to be attractive when swapped to US Dollars.

Corporate and Other Matters
In March 2019, SFL issued 2,461 shares in satisfaction of exercised employee options, and awarded 425,000 options to employees, officers and directors pursuant to the Company’s incentive program.

Strategy and Outlook
SFL has continued to grow its charter backlog through vessel acquisitions and related long term charters to an increasingly diversified group of counterparts. We are pleased that we have also grown our charter backlog by extending charters with existing counterparties, which we believe is a reflection of the strength of our relationships with end users.

The Company’s ability to manage the technical and commercial operation of our assets gives us the flexibility to offer our customers a range of solutions and structure transactions in ways that traditional lenders or lease providers cannot. It also allows us to partially mitigate re-chartering risk and opportunistically operate vessels in the spot or short term charter market as market conditions dictate.
Our most recent investments have been made in container vessels, but we continue to see growth opportunities across multiple sectors and continuously evaluate opportunities to both renew out fleet and increase our charted backlog. Our primary focus remains on executing transactions that fit our investment criteria and offer attractive risk-adjusted rewards.
The Company has been able to finance growth opportunities through existing liquidity and by continuously accessing attractively priced capital through various sources. Following a series of transactions over the recent year, we now have a strong financial position and aim to continue building our business platform through new asset acquisitions and investments in order to further enhance the visibility of our cash flows and support our dividend capacity.

Accounting Items
Under accounting principles generally accepted in the United States of America ("U.S. GAAP"), long term lease financing arrangements for eleven of our container vessels require us to report these vessels as ‘Vessels and equipment under capital lease, net’ for seven of them and the remaining four as ‘Investment in finance leases’, with the corresponding lease debt reported as ‘Capital lease obligations’, short and long term. Additionally, another 18 container vessels, one offshore supply vessel and three Very Large Crude Carriers are also reported as ‘Investment in finance leases’ in the Company’s consolidated accounts.
Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not the ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In SFL’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.
The period over which we recognize certain voyage revenues and voyage expenses was changed in 2018 from discharge-to-discharge to load-to-discharge for voyage contracts. Due to the increased time lag between entering a contract and recognizing revenue on such contracts, a rising market is expected to result in lower revenues being recognized under the new accounting method.

Non-GAAP Financial Measures
In this press release we present additional information and measures in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.
Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 21, 2019

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Senior Vice President: +47 23114055

For more information about SFL, please visit our website: www.sflcorp.com

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2019 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2018
except per share data)	2019	2018	(audited)
Charter revenues - operating lease	99,002	104,283	355,160
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	16,547	12,753	61,773
Profit share income	994	1,535	1,779
Total operating revenues	116,543	118,571	418,712

Gain (loss) on sale of assets and termination of charters	—	5,832	5,035

Vessel operating expenses	(32,437)	(33,907)	(128,548)
Administrative expenses	(3,349)	(2,049)	(9,167)
Depreciation	(29,470)	(30,721)	(104,079)
Vessel impairment charge	—	(35,748)	(64,338)

Total operating expenses	(65,256)	(102,425)	(306,132)

Operating income	51,287	21,978	117,615

Results in associates(2)	4,740	3,731	14,635
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	1,499	2,188	3,823
Interest expense	(34,305)	(31,040)	(103,698)
Amortization of deferred charges	(2,233)	(3,884)	(10,188)
Income (expense) related to non-designated derivatives	(1,676)	(813)	13,176
Mark to market of equity securities	10,529	(3,397)	12,277
Other financial items	219	11,175	11,854
Taxes	—	—	—
Net income	33,592	3,470	73,622

Basic earnings per share ($)	0.31	0.03	0.70

Weighted average number of shares(3)	107,608,070	107,607,222	105,897,798
Common shares outstanding(3)	107,609,683	107,607,222	107,607,222

(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended March 31, 2019 was $9.931 million (three months ended December 31, 2018; $7.549 million, full year 2018; $33.715 million).
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2019 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2018
(in thousands of $)	2019	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	154,077	211,394
Restricted cash	—	1,000
Investment in marketable securities	95,808	87,174
Amount due from related parties	33,492	41,771
Other current assets	76,423	72,240

Long term
Vessels and equipment, net	1,512,962	1,559,712
Vessels and equipment under capital lease, net	741,545	749,889
Investment in finance leases	777,232	762,355
Investment in associates(2)	29,847	25,107
Amount due from related parties - Long term(2)	326,531	325,760
Other long term assets	34,842	41,443

Total assets	3,782,759	3,877,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	177,738	267,149
Amount due to related parties	875	1,349
Capital lease obligations - Short term	68,506	67,793
Other current liabilities	25,793	67,834

Long term
Long term interest bearing debt, net of deferred charges	1,232,497	1,169,931
Capital lease obligations - Long term	1,088,389	1,104,258
Other long term liabilities	20,314	19,499

Stockholders’ equity	1,168,647	1,180,032
Total liabilities and stockholders’ equity	3,782,759	3,877,845

(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment in associates’
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2019 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	2018
	2019	2018	(audited)

OPERATING ACTIVITIES
Net income	33,592	3,470	73,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,314	35,229	115,518
Vessel impairment charge	—	35,748	64,338
Adjustment of derivatives to fair value recognised in net income	1,958	916	(13,898)
Mark to market of equity securities	(10,529)	3,397	(12,277)
Results in associates	(4,740)	(3,731)	(14,635)
Loss (gain) on sale of assets and termination of charters	—	(5,832)	(5,035)
Gain on sale of investments in debt and equity securities	—	(13,365)	(13,476)
Other, net	(742)	717	1,692
Change in operating assets and liabilities	(3,297)	(1,278)	5,126
Net cash provided by operating activities	48,556	55,271	200,975

INVESTING ACTIVITIES
Repayment of investment in finance leases	9,931	7,549	33,486
Additions to finance leases	(1,062)	—	—
Purchase of vessels	(258)	(416,687)	(1,137,703)
Proceeds from sale of vessels / new buildings and termination of charters	—	47,961	145,654
Disposal of subsidiary, net of cash disposed of	—	83,485	83,485
Cash received from (paid to) associates(1)	7,335	(43,165)	(24,161)
Other assets / investments	1,120	42,142	32,675
Net cash provided by/ (used in) investing activities	17,066	(278,715)	(866,564)

FINANCING ACTIVITIES
Proceeds from capital leases	—	844,097	944,097
Repayments of lease obligation liability	(15,156)	(6,077)	(11,653)
Proceeds from long and short term debt	104,400	66,667	825,984
Repayment of long and short term debt	(51,572)	(550,870)	(778,731)
Expenses paid in connection with securing finance	(1,430)	(500)	(8,257)
Resale (repurchase) of Company bonds	(80,749)	(23,805)	(97,248)
Principal settlements of cross currency swaps, net	(41,769)	—	—
Cash dividends paid	(37,663)	(37,663)	(149,261)
Net cash provided by/ (used in) financing activities	(123,939)	291,849	724,931

Net increase/ (decrease) in cash, cash equivalents and restricted cash	(58,317)	68,405	59,342
Cash, cash equivalents and restricted cash at beginning of period	212,394	143,989	153,052
Cash, cash equivalents and restricted cash at end of period	154,077	212,394	212,394

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2019 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended March 31, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,959	4,841	7,113	16,913
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,534)	(2,774)	(3,206)	(8,514)
Other items	4	(110)	(21)	(127)
Net income(3)	1,158	1,057	2,525	4,740
(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended March 31, 2019 was $15.737 million (SFL Deepwater Ltd.; $3.882, SFL Hercules Ltd.; $3.628; SFL Linus Ltd.; $8.227).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of March 31, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	3,736	1,984	3,781	9,501
Investment in finance leases	313,568	302,223	388,446	1,004,237
Other assets	2,936	2,669	222	5,827
Total assets	320,240	306,876	392,449	1,019,565

Short term and current portion of long term interest bearing debt	15,769	12,115	13,414	41,298
Other current liabilities	2,321	9,844	15,081	27,246

Long term interest bearing debt	183,974	197,746	228,044	609,764
Long term loans from shareholders, net	110,410	80,000	121,000	311,410

Stockholder's equity(1)	7,766	7,171	14,910	29,847

Total liabilities and stockholder's equity	320,240	306,876	392,449	1,019,565
(1) ‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FIRST QUARTER 2019 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Mar 31, 2019
	Company (excluding 100% owned associates)	100% owned associates
Net cash provided by operating activities	48,556	(4,289)
Non cash movements in other assets and liabilities	3,916	9,156
Repayment of investment in finance leases	9,931	15,737
Interest expense	34,305	8,514
Interest income, other	(1,105)	—
Interest related to Non- Designated Derivatives	(282)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	91,789	32,650

(1)
‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments. It is the equivalent of charter hire receipts less cash operating expenses.